FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                September 06, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1       RNS Announcement, re: EGM Requisition  06 September, 2004





BRITISH ENERGY PLC



6 September 2004



Requisition for an Extraordinary General Meeting by Polygon Investment Partners LLP and Brandes Investment Partners LLC given on 3 September 2004



In a letter dated 3 September 2004, Polygon Investment Partners LLP and Brandes Investment Partners LLC have given notice of their requisition of an Extraordinary General Meeting proposing a number of resolutions. The proposed resolutions are attached. The Company is considering its response to the requisition.



The Company agreed to implement the proposed restructuring in October 2003 and although a number of important conditions and significant uncertainties remain, the Company will continue its efforts to implement the proposed restructuring in accordance with these agreements. Furthermore if for any reason the proposed restructuring cannot be implemented the Board may need to commence insolvency proceedings. If insolvency proceedings are commenced, distributions (if any) to unsecured creditors may represent only a small fraction of their unsecured claims and it is highly unlikely there would be any return for shareholders.







Contacts:
Andrew Dowler               Media                    020 7831 3113
John Searles                Investor Relations       01355 262 202
Website: www.british-energy.com




                              Proposed Resolutions


"Special Resolutions



1. THAT the articles of association of the Company be amended by the inclusion of the following article to be designated article 88(A) immediately prior to existing article 89:



"88(A) Power to cancel listing



Where the board wishes to cancel the listing of the Company's securities from the official list of the UK Listing Authority and/or its trading on the London Stock Exchange's market for listed securities and/or any other exchange or market upon which such securities are listed or traded, the board will not commence any procedures to, or cancel any such listing or trading without the previous sanction of a special resolution of the Company."



2. THAT the board be and is hereby directed that no amendment or extension of time for allowing performance of, or satisfaction of conditions to, the Creditor Restructuring Agreement made as of 30th September 2003 between, inter alia, the Company, certain of its subsidiaries, certain of its creditors, certain of its bankers, British Nuclear Fuels PLC, and certain of its bondholders (as may have been amended, varied or novated prior to the date of this resolution) be allowed, granted or made without the previous sanction of a special resolution of the Company.



3. THAT the board be and is hereby directed not to sell the assets or undertaking of the Company or the assets or undertaking of any subsidiary of the Company or the shares in any subsidiary of the Company or issue or allow the issue of any new shares in any subsidiary of the Company to any person in circumstances where any such action would require the approval of shareholders under the Listing Rules of the UK Listing Authority (assuming that the Company was listed on the Official List of the UK Listing Authority at the relevant time) in any case without the previous sanction of a special resolution of the Company.



Ordinary Resolutions



4. THAT the board be and is hereby advised that shareholders wish them to use all reasonable efforts to obtain for holders of shares in the capital of the Company terms that are more advantageous to such holders than the terms currently available to them pursuant to the Creditor Restructuring Agreement made as of 30th September 2003 between, inter alia, the Company, certain of its subsidiaries, certain of its creditors, certain of its bankers, British Nuclear Fuels PLC and certain of its bondholders (as may have been amended, varied or novated prior to the date of this resolution).



5. THAT the board be and is hereby advised that shareholders do not wish any application to the UK Listing Authority and/or the London Stock Exchange to cancel the listing and/or trading of the securities of the Company to be made, and wish no steps be taken to cancel such listing and/or trading (including notification to a Regulatory Information Service of such cancellation or despatch of a circular to shareholders in respect of such cancellation) pursuant to the rules of the UK Listing Authority or otherwise without the previous sanction of a special resolution of the Company."


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  September 06, 2004                  BRITISH ENERGY PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations